UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual Period Ended June 30, 2016

MOGULREIT I, LLC

(Exact name of issue as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 3. Financial Statements

MogulREIT I, LLC

MogulREIT I, LLC

Balance Sheet

As of June 30, 2016

ASSETS
Cash	$76
Other assets	274,583

Total assets	$274,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$280,078

Total liabilities	$280,078

Members’ deficit	$(5,419)

Total liabilities and members’ deficit	$274,659

See Notes to Financial Statements.

MogulREIT I, LLC

Statement of Operations

For the Period from March 2, 2016 Through June 30, 2016

Revenue	$—

Expense
Organizational costs	$(5,419)

Net loss	$(5,419)

See Notes to Financial Statements.

MogulREIT I, LLC

Statement of Members’ Deficit

For the Period from March 2, 2016 Through June 30, 2016

	Units	Amount	(Deficit)	Total

Balance at March 2, 2016	—	$—	$—	—

Net Loss	—	—	(5,419)	—

Balance at June 30, 2016	—	$—	$(5,419)	—

See Notes to Financial Statements.

MogulREIT I, LLC

Statement of Cash Flows

For the Period from March 2, 2016 Through June 30, 2016

Cash flows from operating activities

Net loss	$(5,419)

Adjustments to reconcile net loss to net cash provided by operating activities
Accounts payable	5,495

Net cash provided by operating activities	76

Net increase in cash	76

Cash — March 2, 2016	—

Cash — June 30, 2016	$76

Noncash financing activities
Deferred offering costs included in accounts payable	$274,583

See Notes to Financial Statements.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2016

Note 1 - Organization and nature of operation

MogulREIT I, LLC, (the “Company”) was formed as a Delaware limited liability company on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate loans and other investments in commercial real estate. The Company is externally managed by RM Adviser, LLC (“Advisor”, or “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). The Manager and the Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co.

As of June 30, 2016, the Company has not yet commenced operations and has not entered into any investments.

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying balance sheet, statement of operations, statement of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its members. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2016.

As of June 30, 2016, no distributions have been made to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. When we begin to make distributions to our shareholders, we will report the taxability of such distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2016

Organizational and offering costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ deficit. The deferred offering costs will be charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. Organization and offering costs of the Company are initially being paid by the Manager and/or affiliates on behalf of the Company.  The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company is not required to reimburse any organizational and offering costs before December 31, 2017.

Recently issued accounting pronouncements

During February 2015, FASB issued Accounting Standards Update (“ASU”) 2015-02, “Consolidation (Topic 810)-Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. ASU 2015-02 is effective for annual periods, and interim periods therein, beginning after December 15, 2015. Management is evaluating the impact of adopting this new accounting standard.

Note 3 - Equity

The Company is authorized to issue up to 5,000,000 shares of common stock, which represent limited liability company interests in the Company, at $10 par value per share. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

As of June 30, 2016, the Company has not issued any shares of common stock, which represent limited liability company interests.

Note 4 - Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure.  The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements.  Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes.  Management has evaluated the activity of the Company through November 9 (the date the financial statements were available to be issued) and determined that the Company has the following material subsequent events that required disclosure in the notes to the financial statements.

Qualification

The Company’s offering was declared to be qualified by the SEC on August 12, 2016.

Distribution

On September 27, 2016, the Manager declared a cash dividend of $0.10 per share of the Company’s common stock, with a record date of September 30, 2016 and an ex-dividend date of September 28, 2016. The dividend totaling $15,639 was paid on October 14, 2016. This was the first quarterly dividend for the Company.

MogulREIT I, LLC

Notes to Financial Statements

June 30, 2016

Investments

On August 19, 2016, the Company acquired a $2,000,000 preferred equity investment in a limited liability company from Realty Mogul, Co. The preferred equity investment is in relation to the acquisition of a 150,000 square foot single-tenant occupied office property in Canton, OH. The Company paid Realty Mogul, Co. $1,964,084.64, which represents the $2,000,000 investment less $45,896.00 of principal payments previously received by Realty Mogul, Co. plus $9,980.64 of accrued but unpaid interest through August 19, 2016.

Synchrony Financial, the sole tenant of the building under a triple-net-lease, signed a 10-year lease in January 2016. The preferred equity investment, which represents approximately 12.2% of the total financing for the transaction, is fully amortizing over a 5.5-year period, and is set to be paid off by December 2021, which is prior to the expiration of Synchrony’s lease in 2025. The investment has a fixed 10% interest rate. The sponsor acquired the building in May 2016 and intends to hold it long term. Extensions of this investment must be approved by the Company.

On August 19, 2016, the Company acquired a $3,915,000 mezzanine loan related to a self-storage conversion project in Garden Grove, CA. The loan was acquired from Realty Mogul, Co. for a purchase price of $3,937,728.75, which represents the $3,915,000 loan plus $22,728.75 of accrued but unpaid interest through August 19, 2016.

The borrower plans to perform extensive improvements and convert the property from an industrial one into an 896-unit self-storage facility, with 383 first floor units and 513 second floor units. The mezzanine loan, which represents approximately 25.8% of the financing for the transaction, has an initial fixed interest rate of 11% through July 2018 and a 12.5% fixed interest rate for the remaining 60 months. The loan is secured by a pledge and security instrument that contains provisions allowing for the acceleration of the maturity date upon the certain events, including but not limited to, a sale, transfer or assignment. Extensions of this agreement must be approved by the Company.

Related Party Transactions

Pursuant to the terms set forth in the Company’s offering circular, Realty Mogul, Co. loaned $5,901,813 to the Company on August 15, 2016 at a rate of 0.71%. The loan is unsecured and matures August 19, 2021. The Company has repaid $2,445,000 as of the date of these financial statements.

The Company’s Sponsor purchased 250 shares of the Company’s common stock for $2,500 on July 11, 2016.

Offering

As of November 9, 2016, the Company has raised total gross offering proceeds of approximately $2.9 million which is equal to approximately 290,000 of the Company’s common shares.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By: RM Adviser, LLC, its Manager

/s/ Jilliene Helman
By: Jilliene Helman
Chief Executive Officer
November 9, 2016

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jilliene Helman
By: Jilliene Helman
Chief Executive Officer of RM Adviser
(Principal Executive Officer)
November 9, 2016

/s/ Karen Fleck
By: Karen Fleck
Chief Financial Officer of RM Adviser
(Principal Financial Officer and Principal Accounting Office)
November 9, 2016